Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

June 17, 2010

Item 3	News Release

The press release attached as Schedule A was released over Canada NewsWire on June 17, 2010.

Item 4	Summary of Material Change

Gammon Gold Announces Shutdown of the El Cubo Operations

Item 5	Full Description of Material Change

Gammon Gold announced today that due to continued illegal labour disruptions at its El Cubo operation as well as the untenable financial demands made by the union workforce, as reported on June 3, 2010, it has terminated 397 union workers as of June 16, 2010 and is in the process of filing criminal charges against seven union executives. Operations at the El Cubo mine have been suspended indefinitely.

Since acquiring the mine Management has believed that El Cubo is a modest sized operation with the potential to be reasonably economic, however its economic viability has been wholly undermined by a legacy of unacceptably low union productivity. This low productivity arises from an outdated collective agreement and an interfering union executive office that appears to have put its own interest ahead of the livelihood of its workers, their families and local communities. The El Cubo mine will be placed on care and maintenance until management determines its next course of action.

Since 2008, the Company has invested in new equipment, introduced more efficient mining techniques, launched a more effective work schedule, significantly improved the mine’s safety performance, introduced a production bonus program and launched an aggressive and strategic exploration program. Nonetheless, this investment has not delivered the anticipated productivity improvements due to the continued resistance of union workers to fully leverage these strategic initiatives. Management, supported by the Company’s Board of Directors, has concluded that there is a need for the Company to take a firm and decisive stance with the union and is confident that this decision is in the best interests of the Company’s shareholders.

“Although the Company continues to believe in the potential of this property, given its location in one of the most prolific mining districts in Mexico, the Board and Management have a fiduciary responsibility to invest in operations that provide a positive rate of return for its shareholders. The ongoing challenges caused by the relentless distractions of union labour disruptions and sub-optimal performance have rendered the El Cubo mine uneconomic and any further investments, including management’s time and effort, are not justified.” stated Rene Marion, President and Chief Executive Officer of Gammon Gold. “Management and the Board are frustrated that the decision to close this mine was required and regrets the unwillingness of the union to work collaboratively with management.”

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Anne Day
Director of Investor Relations
Gammon Gold Inc.
902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices,, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

###

Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

June 17, 2010